No. 82-34703

Back 2003-08-08, 15:40:39, EDT



Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

SUPPL

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4764542	2003-08-01	10 - Acquisition or disposition in the public market	-900	4763642


03029473


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C. 152 SECTION

dlw 8/26

No. 82-34703

Back 2003-08-08, 15:50:02, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4764542	2003-08-01	10 - Acquisition or disposition in the public market	-900	4763642


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2003
WASH, DC
152
SECTION